UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol announces US$4.8 billion investment plan for 2016

  Carrying forward a plan focused on cost reductions and achieving efficiencies to deal with international price conditions.
  Business Group setting daily output target of 755,000 barrels of oil equivalent, similar to 2015 production.
  Business Transformation Plan continues to strengthen its results, allowing structural savings of more than US$760 million.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that its Board of Directors approved the Ecopetrol Group 2016 Investment Plan for US$4.8 billion.

The approved investment budget is in line with the new corporate strategy, and is attuned to the challenging situation of the international oil market. Accordingly, investments budgeted for 2016 will be 40% less than those that were planned for 2015.

The plan focuses on achieving greater efficiencies and profitability in all of the Ecopetrol Group’s areas, with an emphasis on capital discipline, cost reduction and efficiency.

Progress achieved in the Business Transformation Program will yield optimizations and projected savings of US$760 million in 2015.

These savings will be maintained for 2016 and additional cost reductions will be sought in dilution of heavy crudes, renegotiation of contracts, efficient management of corporate expenses and a culture of savings and austerity.

Ecopetrol Group investment plan will allow for maintaining average daily production of around 755 thousand barrels of oil equivalent (MBOED), of which 690 (MBOED) come from Ecopetrol S.A., figures similar to those reached in 2015.

Of the total investment approved of US$4.8 billion for the Ecopetrol Group, US$2,782 million will be invested in projects of Ecopetrol S.A., and US$2,018 million in projects of its affiliates and subsidiaries.

96% of the investments will be made in Colombia, and 4% abroad through affiliates of Ecopetrol S.A. The largest part of the investments will be allocated to more efficient production of crude oil and gas, evaluate recent exploratory discoveries, startup of the new Cartagena refinery, and strengthening transport capacity.

The investments that have been approved are broken down by segment below:

2016 Investment Plan of Ecopetrol S.A., Affiliates and Subsidiaries Figures in Millions of US$
Business Area
Exploration	660
Production	2,337
Transport	473
Refining and Petrochemicals	1,044
Other	286
Total	4,800

The funds required for Ecopetrol S.A.’s US$2,782 million investment plan and the company’s contribution to investments in affiliates and subsidiaries in the amount of US$ 1,035 million, will come from internal cash generation, divestment of non-strategic assets and financing mechanisms. The Company has borrowing capacity, an investment grade rating, and access to capital markets in Colombia and abroad.

Bogotá, December 14, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: December 14, 2015